

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 29, 2022

Teck Chia
Chief Executive Officer
CBL International Ltd
Suite 19-9-6, Level 9, UOA Centre
No. 19 Jalan Pinang
50450 Kuala Lumpur, Malaysia

> **Re: CBL International Ltd**
> **Amendment No. 2 to Draft Registration Statement on Form F-1**
> **Submitted June 8, 2022**
> **CIK No. 0001914805**

Dear Mr. Chia:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 2 to Draft Registration Statement on Form F-1 submitted June 8, 2022

Prospectus Cover Page, page i

1.   We note your response and revised disclosure in response to comment 2, including your disclosure that "(ii) cash transfers among entities of the Group that are made in the ordinary course of business." To the extent that any of these transfers were made between the holding company, its subsidiaries and consolidated VIEs, or to investors, please quantify the amounts, as the disclosure should not be qualified by materiality.

Managements Discussion and Analysis of Financial Condition and Results of Operations
Busness Overview, page 50

2.   We note your revised disclosure on page 50 in response to comment 10. Where you disclose that you price your services on a "cost plus" basis, please consider revising to make clear that you price your services on a cost plus fixed fee (or mark-up) basis.

You may contact Patrick Kuhn at 202-551-3308 or Lyn Shenk at 202-5551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Erin Jaskot at 202-551-3442 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services